EXHIBIT 99.(A)(1)(C)

SUMMARY OF TERMS

The following are answers to some of the questions that you may have about the offer to employees of NVIDIA Corporation and its subsidiaries to exchange outstanding option grants, whether or not vested, with exercise prices equal to or greater than $27.00 per share (the “Eligible Options”) granted under its equity incentive plans (the “Offer”). We urge you to read carefully the remainder of this Offer to Exchange and the accompanying documents because the information in this summary is not complete. We have included references to the relevant sections of the Offer to Exchange where you can find a more complete description of the topics in this summary.

Who can participate in the Offer?

“Eligible Participants” are employees of NVIDIA Corporation and its subsidiaries as of September 26, 2002 who continue to be employees through October 24, 2002, or a later date if the Offer is extended (the “Offer Termination Date”). If you are currently on medical, maternity, worker’s compensation, military or other statutorily protected leave of absence or a personal leave of absence, you are also eligible to participate in the Offer. However, if you resign or receive a “Notice of Termination” (as defined below) at any time before the Offer terminates, you are not eligible to participate in the Offer. In addition, our Chief Executive Officer and Chief Financial Officer and members of our Board of Directors and are not eligible to participate in the Offer. See Section 1 of the Offer to Exchange.

How do I know if I have received a “Notice of Termination”?

For purposes of the Offer, you have received a “Notice of Termination” if, at any time before the Offer Termination Date, you have (a) received a written notice that NVIDIA Corporation or one of its subsidiaries intends to take the necessary steps to end your employment relationship or (b) in accordance with local laws, received an offer, filed or have agreed in writing to file a petition in labor court or have entered into an agreement, in each case, to end your employment relationship with NVIDIA Corporation or one of its subsidiaries.

If I am on a “personal” leave of absence, will I be eligible to participate in the Offer?

Yes. If you are on a “personal” leave of absence, you will be deemed an Eligible Participant and may participate in the Offer.

What options are NVIDIA Corporation offering to exchange?

We are offering to exchange vested and unvested stock options held by Eligible Participants that are currently outstanding under our equity incentive plans and that have exercise prices equal to or greater than $27.00 per share. You can elect to exchange any of your Eligible Options if you are an Eligible Participant, and if otherwise permissible by applicable law. If you elect to tender an Eligible Option for exchange, you must tender all of the shares of Common Stock subject to such Eligible Option, as partial tenders of Eligible Options will not be allowed. If you elect to participate in the Offer, you will be required to exchange all stock option grants issued to you on or after March 25, 2002 regardless of exercise price.

Why is NVIDIA making the Offer?

A cornerstone of our success has been the motivation of our employees through appropriate levels of cash and equity compensation. Many of our employees’ outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our Common Stock. We believe that these options may be unlikely to be exercised in the near future and have resulted in a lack of proper incentives for our employees. By making this Offer, we believe we will be able to improve employee morale by realigning our compensation programs to more closely reflect the current market and economic conditions. See Section 2 of the Offer to Exchange.

What consideration will I receive in exchange for the cancellation of an Eligible Option?

If you elect to participate in the Offer, we will issue to you, in exchange for the cancellation of your Eligible Options, consideration equal to the number of shares underlying the stock option grants you tender for exchange multiplied by $3.20 (the “Consideration”). The actual number of shares you receive will equal such Consideration less the amount of applicable tax withholdings divided by the closing price of our Common Stock as reported on the Nasdaq National Market on October 24, 2002, or a later date if the offer period is extended (the “Closing Price”). If you elect to participate in the Offer, you will be required to exchange all stock option grants issued to you on or after March 25, 2002 regardless of exercise price. No fractional shares will be issued. The shares of Common Stock issued upon exchange of an Eligible Option are referred to as “Issued Common Stock.”

That portion of the Issued Common Stock that is equal in value on the Offer Termination Date to 50% of the total Consideration, based on the Closing Price, will be subject to a holding period that restricts the sale of the Issued Common Stock, as further described in Section 3 of the Offer to Exchange. While that portion of the Issued Common Stock that is equal in value on the Offer Termination Date to 50% of the total Consideration will not be subject to a holding restriction, any applicable withholding taxes or charges will be deducted from such Consideration and paid by us to the applicable tax authority, as permitted or required by law. See Section 3 of the Offer to Exchange.

How did NVIDIA determine the number of shares of Common Stock to be issued in exchange for the cancellation of each share of Common Stock underlying an Eligible Option?

We used the Black-Scholes option-pricing model to determine the fair value of the Eligible Options. The Black-Scholes option-pricing model, a widely accepted methodology used to value stock options, relies on various assumptions, including the expected remaining term of the options, the expected volatility of our Common Stock, the risk-free rate of interest, expected dividends, the option exercise price and the price of our Common Stock as of the date we commence the Offer. The number of shares of Common Stock that we are offering in exchange for each share of Common Stock underlying an Eligible Option is intended to be at least the fair value of the Eligible Option, as determined by the Black-Scholes option-pricing model using our current estimates of these assumptions.

Will fluctuations in the price of NVIDIA’s Common Stock affect the number of shares of Issued Common Stock I will receive in exchange for my Eligible Options?

Yes. The number of shares of Issued Common Stock will change with fluctuations in the price of our Common Stock that occur prior to the Offer Termination Date. While the total value of the shares of Common Stock to be issued upon exchange of an Eligible Option will remain constant, if the market price of our Common Stock increases, the number of shares of Issued Common Stock will decrease, and if the market price of our Common Stock decreases, the number of shares of Issued Common Stock will increase. If an exchange of Eligible Options would result in the issuance of fractional shares of Common Stock, the number of shares of Issued Common Stock will be rounded up to the nearest whole number of shares. See Sections 3 and 8 of the Offer to Exchange.

How and when will I receive my Issued Common Stock?

Promptly following the termination of the Offer and the subsequent issuance of the Issued Common Stock (the “Issuance Date”), we expect to deliver the Issued Common Stock not subject to the holding restrictions to Salomon Smith Barney, one of our designated brokers for our employee stock option and purchase plans (the “Designated Broker”), who will deposit them into your account. If you do not have an account with Salomon Smith Barney, we will establish one for you prior to the Issuance Date. We expect to issue the shares of Issued Common Stock subject to the holding restrictions to Mellon Investor Services LLC, our transfer agent, under their direct registration system. Mellon Investor Services LLC will release the shares of Issued Common Stock to your Salomon Smith Barney account as the applicable holding period expires.

Why are the shares of Issued Common Stock being deposited into Salomon Smith Barney accounts, rather than OptionsLink accounts?

The Daniels Group at Salomon Smith Barney has served as one of our designated brokers for our employee stock option and purchase plans since we became a public company. Due to Salomon Smith Barney’s experience in this type of transaction, we have elected to use them as our Designated Broker for this transaction.

May I request to have my Issued Common Stock delivered to a broker other than Salomon Smith Barney?

No. For administrative reasons, your Issued Common Stock can only be delivered directly to Salomon Smith Barney.

Are there conditions to the Offer?

The Offer is subject to a number of conditions, which are described in Section 7 of the Offer to Exchange. If any of these conditions exist, we may decide to reject the Eligible Options that you elect to exchange, or we may terminate or amend the Offer, or postpone our acceptance of any Eligible Option that you elect to exchange. A summary of these conditions is as follows:

•	if we are required by the Securities and Exchange Commission or other regulatory agency to extend the Offer Termination Date beyond October 24, 2002;

•
if regulatory or legal actions threaten the validity or existence of, or our ability to complete, the Offer, or materially and adversely affect our business, condition (financial or other), income, operations or prospects or materially impair the benefits we believe we will receive from the Offer;

•	if regulatory or legal actions or interpretations would cause the Offer to have adverse accounting consequences to us;

•	if trading in the U.S. securities markets is suspended;

•	if there is any outbreak or material escalation of foreign or domestic hostilities or other crisis;

•	if a third party commences a merger with or acquisition of NVIDIA; or

•	if we believe that a material change or changes in our business, condition (financial or other), assets, income, operations, prospects or stock ownership has occurred.

What happens if I am an Eligible Participant on September 26, 2002 but am not an Eligible Participant on the Offer Termination Date?

If you elect to tender one or more of your Eligible Options for exchange and prior to the Offer Termination Date: (a) you resign or your employment or service with NVIDIA or one of its subsidiaries terminates; or (b) you receive a Notice of Termination, then none of your Eligible Options will be exchanged and your Eligible Options will continue on their current terms. However, local law may affect international employees differently.

Participation in the Offer does not confer upon you the right to remain employed by NVIDIA or its subsidiaries.

If I am an Eligible Participant employed outside of the United States who holds Eligible Options under NVIDIA’s equity incentive plans, am I subject to the same terms as described in this Offer?

If you are an Eligible Participant employed outside of the United States who holds Eligible Options, you are subject to the terms of this Offer as described herein. International employees should also refer to Appendix A to this Offer to Exchange entitled “Guide to International Issues” for a discussion of the tax and other consequences of accepting or rejecting the Offer under the law of the country in which you are employed. NVIDIA will assess its requirements with respect to withholding for taxes on the exchange of Eligible Options and the issuance of the Issued Common Stock, and where appropriate, will make withholding. Regardless of withholding, you are responsible for reporting and paying all taxes arising from the exchange of Eligible Options and the issuance of the Issued Common Stock.

Will I be eligible to receive future option grants if I exchange my Eligible Options?

While acceptance of the Offer will not, by itself, entitle you to receive any future option grants, regardless of whether you exchange one or more of your Eligible Options, you may be eligible to receive future option grants in accordance with our standard policies relating to performance and/or promotion.

With respect to the timing of any future option grants, if we issue any additional options to employees who exchange Eligible Options within six months of the Issuance Date, NVIDIA would likely suffer adverse accounting consequences. Accordingly, we will not grant any option grants to an employee who exchanges an Eligible Option grant during the six month period following the Offer Termination Date. In addition, we will not grant any options to Eligible Participants prior to the Offer Termination Date.

What will be the terms and conditions of the Issued Common Stock?

Issued Common Stock having a value on the Offer Termination Date of 25% of the total Consideration, based on the Closing Price, will have a holding period of six months from the Offer Termination Date. Issued Common Stock having a value on the Offer Termination Date of 25% of the total Consideration, based on the Closing Price, will have a holding period of one year from the Offer Termination Date. Any applicable withholding taxes or changes will be withheld from the remaining 50% of the total Consideration, and the Issued Common Stock issued following such withholding will not have a holding restriction.

During this holding period, each holder of Issued Common Stock that is subject to the holding restrictions will not be able to sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of Issued Common Stock with respect to those shares that are subject to the holding restrictions. The remaining Issued Common Stock will not be subject to the holding restriction. However, such holder must comply with applicable securities laws and our securities trading policies when you sell any shares of Issued Common Stock, including compliance with our trading “window” policy. The trading window is not expected to open until November 12, 2002, three trading days after the scheduled release of our earnings for the third quarter of fiscal 2003. See Section 3 of the Offer to Exchange.

Will the Issued Common Stock be subject to vesting?

No. The Issued Common Stock will be fully vested when issued. However, the shares of Issued Common Stock will be subject to the holding restrictions as described above.

If, for any reason, I am no longer employed by NVIDIA after the Offer Termination Date but before the applicable holding period expires, am I entitled to keep my shares of Issued Common Stock?

Yes. The shares of Issued Common Stock will be fully vested when issued, and therefore your continued ownership of such shares is not tied to your continued employment with NVIDIA. If you terminate your employment or if your employment is terminated after the Offer Termination Date and prior to the expiration of the holding period as it applies to any of your Issued Common Stock, however, the holding period restrictions will continue to apply to the Issued Common Stock after the termination of your employment until it expires according to the terms set forth in this Offer to Exchange.

Why doesn’t NVIDIA “reprice” my Eligible Options?

A “repricing” of existing options could lead to adverse accounting consequences for the repriced options, including a requirement that we take a charge to earnings for compensation expense over the life of the options.

Why doesn’t NVIDIA just grant me additional options?

Because of the large number of options currently outstanding that have exercise prices significantly above our recent market price, we believe a grant of additional options to supplement these “underwater” options would further dilute our existing stockholders’ investment in NVIDIA.

If I have Incentive Stock Options that are Eligible Options, what happens if I elect not to exchange them in this Offer?

You will not be subject to U.S. Federal Income Tax as a result of your election not to exchange your Eligible Options. We do not believe that the Offer to you will change any of the terms of your Eligible Options if you do not accept the Offer. However, the IRS may characterize the Offer to you as a “modification” of those Eligible Options that are incentive stock options, even if you decline the Offer. A successful assertion by the IRS that such options have been modified could extend the options’ holding periods to qualify for favorable tax treatment and cause a portion of such options to be treated as nonqualified stock options.

If you choose not to exchange your Eligible Options and you have been granted incentive stock options, we recommend that you consult with your tax advisor to determine the tax consequences of the exercise of those options and the sale of our Common Stock that you will receive upon exercise.

If I elect to exchange Eligible Options, will my election affect other components of my compensation?

Your decision to accept or reject the Offer will not affect your future compensation in any way. Your acceptance or rejection of the Offer also will not affect your ability to receive stock or option grants in the future, other than the Issued Common Stock. Also, see the above question, “Will I be eligible to receive future option grants if I exchange my Eligible Options?”

If I elect to exchange Eligible Options, do I have to exchange all of my Eligible Options or can I just exchange some of them?

If you hold more than one option grant, you may tender as many or as few option grants that qualify as Eligible Options as you wish. However, if you elect to exchange an option grant that qualifies as an Eligible Option you must tender all of the outstanding shares under that Eligible Option. You will not be allowed to tender a portion of the shares subject to a single option grant. Once any Eligible Options you tender are cancelled, you will have no rights to these cancelled Eligible Options. Any Eligible Option you do not tender will not be exchanged and will continue on its current terms.

In order for NVIDIA to avoid adverse accounting consequences in connection with the Offer, if you do elect to exchange an Eligible Option, you will be required to exchange all options issued to you on or after March 25, 2002 regardless of exercise price.

As an example, assume that an Eligible Participant has four (4) option grants to purchase a total of 10,000 shares of our Common Stock. The first option grant is for the purchase of 2,500 shares at an exercise price of $16.00 per share. The second option grant is for the purchase of 2,500 shares at an exercise price of $46.00 per share. The third option grant is for the purchase of 2,500 shares at an exercise price of $54.00 per share. The fourth option grant is for the purchase of 2,500 shares at an exercise price of $24.00 per share. Under the terms of this Offer, only the second and third option grants are Eligible Options, as they are the only ones with exercise prices equal to or greater than $27.00 per share. If the employee elects to participate in this Offer, the employee may elect to exchange either of these grants, or both grants. For each of the grants exchanged, the employee may tender all of the outstanding shares under that Eligible Option. If any of these option grants had been partially exercised, the employee must tender all of the remaining unexercised shares subject to that grant in total.

Will I have to pay taxes if I exchange my Eligible Options in the Offer?

If you accept the Offer, in most jurisdictions you will recognize income on the Issued Common Stock for income tax purposes as of the Issuance Date, as further described in Section 12 and Appendix A to the Offer to Exchange.

Any applicable withholding taxes or charges on the Issued Common Stock will be withheld from that portion of the Issued Common Stock not subject to the holding restrictions and paid to the appropriate tax authority, as permitted or required by law. For U.S. employees, the issuance of the Issued Common Stock will be treated as ordinary income and we will be required to withhold certain income and payroll taxes. As a result, we will withhold the “supplemental rate” applicable to your Eligible Options tendered for exchange. For international employees, the tax withholdings, if required or allowed, will depend on the statutory tax rate in your jurisdiction. NVIDIA will assess its requirements with respect to withholding for taxes on the exchange of Eligible Options and the issuance of the Issued Common Stock, and where appropriate, will make withholding. Regardless of withholding, you are responsible for reporting and paying all taxes arising from the exchange of Eligible Options and the issuance of the Issued Common Stock.

Depending on your personal tax situation, you may owe taxes on the Issued Common Stock above and beyond the amounts withheld. Any failure to timely remit the proper amount of taxes may result in tax penalties, which will be your responsibility to pay.

BEFORE ACCEPTING THE OFFER, WE RECOMMEND THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE TAX AND SOCIAL CONTRIBUTION CONSEQUENCES OF ELECTING TO PARTICIPATE IN THE OFFER UNDER THE LAWS OF THE COUNTRY IN WHICH YOU LIVE AND WORK, INCLUDING BUT NOT LIMITED TO A DETERMINATION OF WHETHER TAXES IN ADDITION TO THE AMOUNTS WITHHELD FROM THE ISSUED COMMON STOCK, IF ANY, WILL BE DUE AS A RESULT OF ELECTING TO PARTICIPATE IN THE OFFER.

When does the Offer expire? Can the Offer be extended, and if so, how will I know if it is extended?

The Offer expires on October 24, 2002, at midnight, Pacific Time, unless we extend it.

Although we do not currently intend to do so, we may, in our discretion or as required, extend the Offer at any time. If we extend the Offer, we will announce the extension no later than midnight, Pacific Time, on October 24, 2002. See Section 1 of the Offer to Exchange.

What do I need to do to exchange my Eligible Options?

Whether or not you accept the Offer, you must make your election by following the directions set forth in Section 4 of the Offer to Exchange and deliver your signed Election Form (on which you have listed all of your Eligible Options and your desire to exchange or not for each Eligible Option) to Stock Administration at NVIDIA before the Offer Termination Date. Election Forms may be physically delivered or be sent via facsimile to (408) 486-2577.

Election Forms must be received before midnight, Pacific Time, on October 24, 2002 (or a later expiration date if NVIDIA extends the Offer). Election Forms not received by NVIDIA prior to October 24, 2002, even if sent prior to October 24, 2002, will be disregarded. Please allow time for delivery when sending your Election Forms.

If you elect to participate in the Offer, we will deposit the shares of Issued Common Stock not subject to the holding restrictions directly into your account with Salomon Smith Barney, one of our designated brokers. If you do not currently have an account with Salomon Smith Barney, we will set one up for you prior to the Issuance Date. This account must remain open through the release of your applicable holding period. Please note, however, that there is currently no cost to you in maintaining an account with Salomon Smith Barney, although this may change and there may be costs associated with effecting transactions out of that account.

YOU SHOULD REVIEW THE OFFER TO EXCHANGE, THE ELECTION FORM AND ALL OF THE RELATED ATTACHMENTS BEFORE MAKING YOUR ELECTION.

During what period of time may I change my previous election?

You may change your previous election at any time before midnight, Pacific Time, on October 24, 2002. If we extend the Offer beyond that time, you may change your previous election at any time until the extended Offer Termination Date. To change your election, please follow the directions set forth in Section 5 of the Offer to Exchange.

A Notice of Change in Election Form must be received before midnight, Pacific Time, on October 24, 2002 (or a later expiration date if NVIDIA extends the Offer). Notice of Change in Election Forms not received by NVIDIA prior to October 24, 2002, even if sent prior to October 24, 2002, will be disregarded. Please allow time for delivery when sending your Notice of Change in Election Form. If you change your election from reject to accept you will also be required to fill out and deliver a new Election Form. You may change your election more than once. See Section 5 of the Offer to Exchange.

What happens to my Eligible Options if I do not accept the Offer?

If you do not accept the Offer, you will keep all your current options and you will not receive any shares of Issued Common Stock. No changes will be made to your current options.

Under what circumstances would NVIDIA not accept my Eligible Options?

We currently expect that we will accept promptly after the Offer Termination Date all Eligible Options that are properly submitted and received for exchange and for which the election has not been validly withdrawn. We may, however, reject any or all Election Forms, Notice of Change in Election Forms or exchanged options to the extent that we determine they were not properly executed or delivered, to the extent that we determine it is unlawful to accept the Eligible Options elected for exchange, or if certain conditions exist that in our reasonable judgment, make it inadvisable to proceed with the Offer. See Sections 6 and 7 of the Offer to Exchange.

Whom should I contact if I have questions about the Offer?

You should direct questions about this Offer, requests for assistance in completing the related documentation and requests for additional copies of the Offer to Exchange or related documents by sending an email to optionexchange@nvidia.com.